Filed by RF Micro Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.

Commission File No.: 000-22660

Date: February 24, 2014

Employee FAQs

Q. How will this transaction affect employees?

A. This combination will create a more innovative, nimble company that our employees should be very excited about. We will be able to create new growth opportunities in three large global markets (mobile devices, network infrastructure, and aerospace/defense) with scale advantages, innovative new products and a greatly improved operating model.

Q. What will be the name of the new company?

A. To reflect the nature of this transaction as a merger of equals, the new company will have a new name following the close of the merger.

Q. Who will be on the leadership team of the combined company?

A. Following closing, we will have a shared leadership team. TriQuint CEO Ralph Quinsey will become non-Executive Chairman of the Board and RFMD CEO Bob Bruggeworth will become CEO of the new company. TriQuint CFO Steve Buhaly will serve as Chief Financial Officer and RFMD CFO Dean Priddy will serve as Executive Vice President of Administration, reporting to the CEO and responsible for integration and synergy value creation.

Additional senior leaders of the combined company will include RFMD’s Eric Creviston as President of mobile products, TriQuint’s James Klein as President of infrastructure and defense products, TriQuint’s Steven Grant as Corporate Vice President for Fab Technology & Manufacturing and RFMD’s Jim Stilson as Corporate Vice President for Assembly/Test Technology & Manufacturing.

Q. How will this transaction benefit customers or the industry?

A. This transaction strengthens our position in the industry and provides the potential to accelerate growth and scale investment in new products and solutions. We will bring under one roof all of the critical RF building blocks necessary to innovate at the heart of what makes mobile mobile – the crucial back-and-forth data flow between the mobile device and the network. We will harness this innovation for the benefit of all our customers – from mobile to infrastructure to defense.

Q. How will the combined company product and technology offering benefit customers?

A. Customers will benefit from the new scale advantages in manufacturing and R&D, as well as an aggressive roadmap of new products and technologies.

Q. What should employees do as we await the completion of the merger?

A. Today’s news doesn’t change the task we have ahead of us in the next several months and the goals we have set for the company. Everyone should stay focused on continuing to meet those goals.

Q. How will the two companies be integrated?

A. As we awaiting approval, both companies continue to operate independently. An integration team made up of members from both companies will be formed to address key integration matters. We’ll keep you updated as this process continues.

Q. Do you expect any job reductions or closures/consolidations of locations?

A. Our integration planning to achieve synergies will address the appropriate staffing levels and facility locations to support our new business model after the closing. Until the closing occurs, both companies will continue to operate independently conducting our business in the normal course.

Q. Will this affect employee compensation or benefits?

A. Until the transaction is complete, we will be operating independently and conducting our business in the normal course. We remain committed to providing competitive compensation programs and benefit programs to support our employees and their families. Our integration planning will address the most effective approach to compensation and benefit programs for the new company after the closing occurs.

Q. What are the next steps?

A. The transaction, which has been unanimously approved by the Boards of Directors of both companies, is expected to close in the second half of calendar 2014 subject to approval by the shareholders of both companies, the receipt of regulatory approvals, and other customary closing conditions. In the meantime, we will continue to operate as two independent companies.

Q. Where do I go if I have more questions?

A. You can speak to your immediate manager or human resources representative about any questions you may have. We will be providing additional updates as warranted.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, a newly-formed holding company under RFMD (“HoldCo”) will file with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination will be set forth in the Registration/Joint Proxy Statement when it is filed with the SEC. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2013, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC when they become available.

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